05035859

TATES
ANGE COMMISSION
.C. 20549

VF 3-2-05

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 2 3 2005 WASH, D.C. 202 SECTION

SEC FILE NUMBER
8- 50930

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IAM Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

c/o Iridian Asset Management LLC, 276 Post Road West
(No. and Street)

Westport (City) CT (State) 06880-4704 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey M. Elliott 203-341-9009
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Banker Associates P.C.
(Name – *if individual, state last, first, middle name*)

5 Hillside Avenue (Address) Tenafly (City) NJ (State) 07670 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 14 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey M. Elliott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IAM Capital Corporation, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Asst. Secretary

Title

Notary Public

JODI LYNN SCALLY
NOTARY PUBLIC
MY COMMISSION EXPIRES SEP. 30, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IAM CAPITAL CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2004

IAM CAPITAL CORPORATION

DECEMBER 31, 2004

CONTENTS

Banker Associates
Certified Public Accountants
A Professional Corporation

5 Hillside Avenue
Tenafly, New Jersey 07670

Telephone (201)871-1363
Facsimile (201)569-6915

INDEPENDENT AUDITORS' REPORT

Shareholder of
IAM Capital Corporation
Westport, Connecticut

We have audited the accompanying statement of financial condition of IAM Capital Corporation as of December 31, 2004 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IAM Capital Corporation as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Banker Associates, PC

February 3, 2005

IAM CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Current assets:	
Cash	$ 9,554

LIABILITIES AND EQUITY

Current liabilities:	
Accrued expenses	$ 360
Equity:	
Common stock, no par value, 100 shares authorized, issued and outstanding	$ 100
Paid-in capital	39,900
Deficit	(30,806)
	9,194
	$ 9,554

See notes to financial statements.

IAM CAPITAL CORPORATION

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2004

General and administrative expenses	($ 11,078)
Interest income	69
Net loss before provision for state taxes	($ 11,009)
Provision for state taxes	(300)
Net loss	($ 11,309)

See notes to financial statements.

IAM CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2004

	Common Stock	Paid-in Capital	(Deficit)	Total
Balance - Beginning	$ 100	$ 29,900	($19,497)	$ 10,503
Contribution		10,000		10,000
Net loss			(11,309)	(11,309)
Balance - End	$ 100	$ 39,900	($30,806)	$ 9,194

See notes to financial statements.

IAM CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:	
Net loss	($11,309)
Add adjustment to reconcile net loss to net cash used in operations:	
Increase in accrued expenses	240
Net cash flow used in operating activities	(11,069)
Cash flows from financing activities:	
Capital contributed	10,000
Decrease in cash	(1,069)
Cash - beginning	10,623
Cash - end	$ 9,554

See notes to financial statements.

IAM CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2004

NOTE 1: Summary of Significant Accounting Policies

General

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

Banker Associates
Certified Public Accountants
A Professional Corporation

5 Hillside Avenue
Tenafly, New Jersey 07670

Telephone (201) 871-1363
Facsimile (201) 569-6915

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Shareholder's of
IAM Capital Corporation
Westport, Connecticut

We have audited the accompanying financial statements of IAM Capital Corporation as of December 31, 2004 and for the year then ended, and have issued our report thereon dated February 3, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Banker Associates, P.C.

February 3, 2005

IAM CAPITAL CORPORATION

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004

Net capital	
Total stockholder's equity qualified for net capital, net capital	$ 9,194
Aggregate indebtedness: Total liabilities	$ 360
Computation of basic net capital requirement Minimum net capital required	$ 5,000
Excess net capital	$ 4,194
Excess net capital at 1,000%	$ 9,158
Percentage of aggregate indebtedness to net capital	1%

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2004)

There are no differences between the Company's computation of net capital and the focus report.